EXHIBIT 99.1

Trade Halt of the Shares of AcuityAds

TORONTO and NEW YORK, March 10, 2023 (GLOBE NEWSWIRE) -- AcuityAds Holdings Inc. (TSX:AT, Nasdaq: ATY) (“AcuityAds” or “Company”), a technology leader that provides targeted digital media solutions enabling advertisers to connect intelligently with audiences across advertising channels, announces that the trading of securities of the Company was halted at the request of the Company on March 10, 2023 as a result of the unfolding situation with Silicon Valley Bank (“SVB”), at which bank the Company maintains certain of its bank accounts.

This morning, the California Department of Financial Protection and Innovation (“DFPI”) announced that it has taken possession of Silicon Valley Bank, citing inadequate liquidity and insolvency. The DFPI appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver of SVB. The Company maintains U.S. bank accounts with SVB which amount to US$55 million on deposit.

According to the FDIC:

"All insured depositors will have full access to their insured deposits [which is limited to US$250,000] no later than Monday morning, March 13, 2023. The FDIC will pay uninsured depositors an advance dividend within the next week. Uninsured depositors will receive a receivership certificate for the remaining amount of their uninsured funds. As the FDIC sells the assets of Silicon Valley Bank, future dividend payments may be made to uninsured depositors."

"As of December 31, 2022, Silicon Valley Bank had approximately $209.0 billion in total assets and about $175.4 billion in total deposits. At the time of closing [of Silicon Valley Bank by the FDIC], the amount of deposits in excess of the insurance limits was undetermined. The amount of uninsured deposits will be determined once the FDIC obtains additional information from the bank and customers."

The Company maintains bank accounts outside of SVB which amount to C$6.7 million. Such available cash will be used to support continuing operations.

AcuityAds will update investors once the amount of the advance dividend is determined by the FDIC. Based on the FDIC news release, the Company expects to receive this news next week.

About AcuityAds:

AcuityAds is a leading Journey Advertising technology company that empowers marketers to make smarter decisions about targeting and communicating with online consumers. Its journey advertising platform, illumin™, offers media planning, buying and real-time intelligence from a single platform. With proprietary Artificial Intelligence, illumin™ brings unique programmatic capabilities to connect the consumer journey and help marketers understand a consumer’s true value to their brand. The Company brings an integrated ecosystem of privacy-protected data, inventory, brand safety and fraud prevention partners, offering trusted solutions with proven, above benchmark outcomes for the most demanding marketers.

AcuityAds is headquartered in Toronto with offices throughout Canada, the U.S., Europe and Latin America. For more information, visit https://illumin.com.

For further information, please contact:

Daniel Gordon Investor Relations Manager AcuityAds Holdings Inc. 416-218-9888 ext. 5313 investors@acuityads.com	Babak Pedram Investor Relations – Canada Virtus Advisory Group Inc. 416-644-5081 bpedram@virtusadvisory.com	David Hanover Investor Relations – U.S. KCSA Strategic Communications 212-896-1220 dhanover@kcsa.com

Disclaimer in regard to Forward-looking Statements

Certain statements included herein constitute “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Investors are cautioned not to put undue reliance on forward-looking statements. Except as required by law, AcuityAds does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events.